KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite1500
Montréal, Québec H3A 0A3

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Nova Scotia Securities Commission
Registrar of Securities, Nunavut
Ontario Securities Commission
Prince Edward Island Securities Office
Autorité des marchés financiers
Saskatchewan Financial Services Commission - Securities Division
Registrar of Securities, Government of the Yukon Territory

Dear Sirs:

Re: Notice of Change of Auditors of Richmont Mines Inc.

We have read the Notice of Richmont Mines Inc. dated March 23rd, 2007 and are in agreement with the statements contained in such Notice, except that we are not in a position to agree or disagree with the Company’s statement that "Richmont Mines Inc. conducted a review of the Company’s audit requirements", nor that "the Board of Directors of the Company approved the recommendation of the Audit Committee".

Yours very truly,

Chartered Accountants
Montréal, Canada
April 5, 2007